InterOil Corporation Level 1, 60-92 Cook Street P.O.Box 6567 Cairns, Qld 4870 Australia Phone: +61 7 4046 4605 Fax: +61 7 4031 4565 Email: collin.visaggio@interoil.com
April 7, 2010
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America
CC	Ms. Jennifer Gallagher Division of Corporation Finance
Re:	InterOil Corporation Form 40-F for Fiscal Year Ended December 31, 2009 Filed March 3, 2010 Response to Letter Dated March 23, 2010 File No. 001-32179
Dear Ms. Nguyen Parker,
We refer to your letter dated March 23, 2010 containing your reply to our response letter of January 11, 2010. We continue to believe that the provision of the additional information you have referred to in our Form 40-F would not be appropriate in view of its very detailed technical nature and having regard to the nature of the Form 40-F document, based as it is on Canadian requirements for an Annual Information Form. We believe that the Form 40-F complies with the requirements set forth in National Instrument 51-102 — Continuous Disclosure Obligations adopted by the Canadian Securities Administrators and, in particular, that the Form 40-F includes all material information required to be included therein. The inclusion of this detailed technical information is more appropriately included in a technical presentation made available to the public. In light of this, rather than including detailed flow test information in the AIF, we believe that it would be appropriate to post on our website a detailed technical presentation document describing all aspects of the Antelope 1 completion flow test, including all of the information referred to in your March 23 letter. We would also include the same information for the Antelope 2 flow test at the same time: We would also issue a press release advising of the inclusion of such presentation on our website.
This technical presentation will include a summary of the results in addition to the additional disclosure that you have requested, including the:
1.	total gas volumes recovered during the test,

2.	total production time over the entire 5 day test period,

3.	fact that the flow rate of 382 mmcfd was the maximum rate achieved during the total flow period, and

4.	full range of test results conducted over the five day period, including the flowing pressures and rates at each choke size
We hope that you will agree with our proposed alternative approach for the provision of this additional information in a technical presentation to be posted on our website rather than modifying our Form 40-F.
We continue to acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the Form 40-F filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if you have any further questions or wish to discuss any of the matters referred to above. I may be contacted on +61 7 4046 4600 or +61 417 981 604, but, in light of the time differences involved with me based in Australia, it may be most convenient to contact me via email at collin.visaggio@interoil.com. Contacting me in this way will also allow me to draw in the necessary technical management personnel at InterOil who will likely be necessary for a full discussion of these issues.
Yours sincerely,

Collin Visaggio
Chief Financial Officer